UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMESITE INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Securities)

None
(CUSIP Number)

Ann Marie Sastry

c/o Amesite Inc.

205 East Washington Street

Suite B

Ann Arbor, MI 48104

(650) 516-7633

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 27, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

1.	Name of Reporting Person Ann Marie Sastry IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,116,663
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,116,663
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,116,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 11,955,819 shares of common stock outstanding as of April 27, 2018, as reported by the Issuer in a Current Report on Form 8-K filed with the Commission on May 2, 2018.

2

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Amesite Inc. (the “Issuer”). The Issuer is located at 205 East Washington Street, Suite B, Ann Arbor, MI 48104.

Item 2.	Identity and Background.

(a) The name of the reporting person is Ann Marie Sastry.

(b) The business address of the reporting person is 205 East Washington Street, Suite B, Ann Arbor, MI 48104.

(c) The reporting person is an executive officer and director of the Issuer.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The reporting person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this Schedule 13D were acquired in exchange for shares of Class B common stock of Amesite Inc., a Delaware corporation (“Amesite OpCo”) pursuant to a merger (the “Merger”) effected pursuant to an Agreement and Plan of Merger and Reorganization, dated April 26, 2018 (the “Merger Agreement”), by and among the Issuer (then operating under the name Lola One Acquisition Corporation), Lola One Acquisition Sub, Inc., a wholly owned Delaware subsidiary of the Issuer (“Acquisition Sub”), and Amesite OpCo.

Immediately following the Merger, Dr. Sastry purchased 283,330 shares of Common Stock for an aggregate purchase price of approximately $339,996 (the “Insider Investment”).

In connection with the Merger and the Insider Investment, Dr. Sastry entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer agreed that promptly, but no later than 60 calendar days from the final closing of a concurrent private placement offering, to file a registration statement with the SEC, covering the shares of Common Stock held by Dr. Sastry, including shares of Common Stock received pursuant to the Merger and those purchased by Dr. Sastry in the Insider Investment.

In connection with the Merger and the Insider Investment, Dr. Sastry entered into a lock-up agreement, whereby she is restricted for a period of twenty-four months after the closing from certain sales or dispositions (including any pledge) of shares of the Issuer’s Common Stock. The foregoing restrictions will not apply to certain other transfers customarily excepted.

Item 4.	Purpose of Transaction.

The purpose of the Merger was to allow the former stockholders of Amesite OpCo to receive shares of a publicly traded company. In connection with the Merger, shares of common stock of Amesite OpCo issued and outstanding immediately prior to the closing of the Merger were exchanged for shares of the Issuer’s Common Stock, and options to purchase shares of Amesite OpCo’s common stock were assumed by the Issuer and exchanged for options to purchase shares of the Issuer’s Common Stock. Also in connection with the Merger, Dr. Sastry became an executive officer and joined the board of directors of the Issuer.

3

Dr. Sastry acquired the shares in the Insider Investment for investment purposes. The shares of Common Stock acquired by the reporting person from the Issuer were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Dr. Sastry has voting and investment control over 6,116,663 shares of the Issuer’s Common Stock, representing 51.2% of the shares of Common Stock outstanding.

During the last sixty days, Dr. Sastry has not effected any transactions in the Common Stock of the Issuer except as disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Merger Agreement defined in Item 3 above and attached as Exhibit 1 hereto.

In connection with the closing of the Merger, Dr. Sastry entered into a Lock-Up Agreement, substantially in the form attached hereto as Exhibit 2, whereby, subject to certain customary exceptions, she is restricted for a period of twenty-four months after the completion of the Merger from certain sales or dispositions (including any pledge) of Common Stock held by (or issuable to) her.

In connection with the Insider Investment, Dr. Sastry entered into a Subscription Agreement, substantially in the form attached hereto as Exhibit 3, whereby she purchased 283,330 shares of Common Stock.

Dr. Sastry also entered into a Registration Rights Agreement with the Issuer and certain other persons named therein, substantially in the form attached hereto as Exhibit 4, pursuant to which the Issuer has agreed to promptly file a registration statement with the Securities and Exchange Commission covering, among other shares of Common Stock, the shares of Common Stock issued to Dr. Sastry in the Merger and the Insider Investment, and to maintain the effectiveness of the registration statement for a period of three years or until (i) the shares registered thereunder have been sold in accordance with the registration statement or (ii) the shares registered thereunder have been sold in accordance with Rule 144 promulgated under the Securities Act of 1933.

Each of the Merger Agreement, Form of Lock-Up Agreement, Form of Subscription Agreement and Form of Registration Rights Agreement, which are attached as Exhibits 1, 2, 3 and 4 hereto, respectively, are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit
Number	Description
1	Agreement and Plan of Merger and Reorganization, dated April 26, 2018, by and among the Issuer, Acquisition Sub and Amesite OpCo (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 2, 2018).
2	Lock-Up Agreement by and between the Issuer and Ann Marie Sastry, dated April 26, 2018.
3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 2, 2018).
4	Form of Registration Rights Agreement by and among the Issuer and the persons named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 2, 2018).

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2018

/s/ Ann Marie Sastry
Ann Marie Sastry

5